

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2017

Michael J. Lyon
Chief Financial Officer
Pattern Energy Group, Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re: Pattern Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 9, 2017**
> **File No. 01-36087**

Dear Mr. Lyon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements for the Fiscal Year Ended December 31, 2016

Independent auditor's report, page S-30

1. We note that the opinion paragraph of Grand Renewable Wind LP references the statement of financial position at December 31, 2016 and 2015, and the results of operations and cash flows for each of the three years in the period ended December 31, 2015. Please confirm, if true, that the report you received from your independent auditor opined on the three years ended December 31, 2016, and ensure that audit opinions appearing in your future filings include the appropriate periods covered by the audit in both the scope and opinion paragraphs.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 1A. Risk Factors, page 58

2. Please tell us whether you have recorded a reserve against the outstanding PREPA receivable as of September 30, 2017. If you have not recorded a reserve, then explain to us why you have not reserved against the PREPA receivable in light of the PREPA insolvency, its Title III filing, and your statement that no assurance can be given that PREPA will pay such overdue receivable or continue to pay future receivables. In this regard, tell us how you concluded the PREPA receivable was collectible as of September 30, 2017. Lastly, please tell us whether you have collected on any portion of the outstanding PREPA receivable subsequent to September 30, 2017. To the extent the receivable remains overdue please tell us how you plan on addressing whether a reserve is necessary in your upcoming Form 10-K for the year ended December 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products